Exhibit 99.2

VIQ Solutions Inc.

2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three and year ended December 31, 2022. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2022, and 2021, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as an Exhibit to our Annual Report on Form 20-F available on EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to substantial risks and uncertainties. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of March 30, 2023, unless otherwise indicated.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our expected achievements, the recovery of the global economy, the impacts of COVID-19, the timing of disclosure related to key performance indicators, the use of future cash and capital allocation, the remediation of material weaknesses in internal controls, the future adoption of technology, the future success of our business and technology strategies, performance, goals, and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company currently believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because such statements are subject to substantial risks and uncertainties and the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the expected impact of increasing competition; the general stability of the economic and political environment in which the Company operates, including significant changes in demand from the Company’s clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; the Company’s dependence on a limited number of clients; the Company’s dependence on industries affected by rapid technological change; the Company’s ability to successfully manage its operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing its financial exposures to foreign currency fluctuations; the Company’s ability to obtain and retain qualified staff and services in a timely and cost-efficient manner; the Company’s ability to obtain financing on acceptable terms when needed, including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company’s ability to effectively register, for protection, its new and existing technologies and products in certain jurisdictions; the Company’s ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and the Company’s ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

The purpose of the forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s 2023 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect its future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Pro Forma Information

This MD&A also contains pro forma financial information, including with respect to annual recurring revenue (“ARR”) for the years ended December 31, 2022 and 2021. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist”, “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA
•	EBITDA
•	Annual Recurring Revenue (“ARR”)
•	Bookings
•	Average Technology Services Revenue per Day
•	Technology Services Cost of Sales without COVID-19 Subsidies per Minute of Audio
•	Gross Margin for Technology Services without COVID-19 Subsidies
•	Gross Margin for Technology and related revenue

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

For a detailed description of each of the non-IFRS measures and ratios used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Key Operating Metrics – Non-IFRS Measures” section of this MD&A. The non-IFRS measures and ratios set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 4,293 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the United States (U.S.), Canada, Australia, and Europe.

Our scalable technology utilizes Artificial Intelligence (“AI”) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. For the year ended December 31, 2022, our platform processed over 17.4 million minutes of recorded, multi-speaker, multi-channel audio and video and created approximately 9.4 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain generally the same or increase in terms of the overall contribution to the Company. Also, these contracts are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue comes from transcription services, software-as-a-service (SaaS), software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription service revenue consists of fees charged for editing documentation services provided to our clients. Technology service revenue consists of fees charged for automated transcription services. Software-as-a-service (SaaS) allows customers to use hosted software over a term without taking possession of the software and is provided on a subscription basis. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training, and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services, and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Cost of Sales

Cost of sales consists primarily of staff costs, independent contractors, professional services, the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations, and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing, and business development to continue to diversify across segments, industries and geographies building awareness of global brand to increase our future revenue growth opportunities.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development, and product management initiatives.

Business Overview of 2022

Despite macroeconomic headwinds in the transcription industry, which were particularly severe February through August 2022, the Company continued to strengthen its fundamentals and achieve key milestones. The lingering impacts of COVID and subsidies contributed temporarily to lower volumes from several customers, delays in ramping net new bookings and the Great Resignation in the transcription industry that reduced production capacity all made 2022 the most challenging period in the industry globally.

The lingering industry headwinds in the first nine months turned into tailwinds, where trends in ARR, new bookings and gross margin gains continued to provide a solid foundation exiting 2022. Delays in ramping new contracts began to ease and reached scale while the Company returned to normal production capacity in Q4 2022

•	Year over year Revenue increased by 48% to $45.8M of which 93% is ARR[1].
•	Year over year Net New Bookings[2] increased by 53% to $7.7M.
•	Year over year Gross Margin continued to climb as customers implemented cloud solutions to digitize their end-to-end workflow.
•	Year over year Net Losses decreased by 56%.
•	Year over year Adjusted EBITDA[3] deficit decreased by 31%.
•	Year over year reduced headcount by 10% as part of cost reductions related to efficiency gains.
•	After extensive delays due to COVID, labor crisis and changes within the customer internal processes, ramp up of Queensland Court Transcription contract commenced in Q4 2022.
•	Launched strategic partnership with ORdigiNAL, Nuance’s largest reseller, who leverages an immense, well-positioned dealer network.
•	Acquired Carbon media technology platform to speed the creation of indexed, captioned video/audio elements utilizing AI-generated text in a fast, secure, self-serve platform designed to cut production costs and timelines.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

•	Obtained a fourth patent that covers ten unique aspects of the Company’s proprietary aiAssist™ multi-tenant automated workflow and analysis platform.
•	In Q4 2022, the Company’s Net Promoter Score reached a high of 92, on a scale of -100 to +100, which represents high customer loyalty and satisfaction levels.
•	On January 13, 2023, the Company refinanced legacy debt facility eleven months ahead of maturity with a built-in facility for growth initiatives including M&A.

Q4 2022 was pivotal to the Company in the maturity and adaptation of the solutions delivered. In all segments and across all geographies, there was an accelerated response to the Company’s technology solutions and a push to utilize the NetScribe™ workflow solution, enhanced by FirstDraft™, over more traditional methods of capturing and delivering documentation.

FirstDraft provides documentation in near real time in a usable form delivering highly accurate content, diarization and formatting. This SaaS solution, along with the incorporation of NetScribe and Carbon to capture and manage audio and video content, has rapidly progressed given the global challenges to manage through financial constraints, particularly in governmental entities, many of which are still rebounding from the impact of COVID-19. This pivot has accelerated the transition from technology license fees that deliver large upfront contract to SaaS based model that drives both higher margin and higher lifetime value of the customer.

In Q4 2022, we completed the long-awaited transition to the new Queensland Courts transcription contract. While the Auscript acquisition provided a baseline process for this contract, the new agreement required the courts adopt new technology that altered the way orders were processed. This change required engagement, both in time and resource, to test, train, implement and adapt to new workflows. The impact of this migration weighed heavy on the production teams, constraining capacity and limiting the onboarding of new agreements that were earmarked to begin in late July and August. This also impacted the on-time delivery of our existing contracts and revenue associated with turn-around time modifications that drove lower revenue and lower revenue per file. As a result, revenue for Q4 2022 was approximately $1,000,000 in comparison to $2,000,000 for Q3 2022 which was earned under the previous Queensland Courts Transcription Contract. The reduction in Technology Services revenue from this contract contributed to a reduction in our Annual Recurring Revenue in comparison to prior year and Technology Services Revenue per Day in comparison to prior quarter.

VIQ adapted to these challenges and began to recognize the revenues associated with net new bookings late in the year. The reduction in the volumes associated with Insurance vertical in the U.S. was caused by adjustments to the post COVID-19 environment. As most of the revenue is tied to property and casualty claims, particularly auto claims, the volume was impacted by the hybrid work environment and improved automobile technologies that reduce the overall incident rates. This has reduced the overall number of statements of record that require full transcription. While this impacted 2022 revenues, this “evolution” has accelerated our FirstDraft adoption as demonstrated through net new bookings in 2022 providing higher margin alternatives to traditional transcription. This reduction in revenue is not tied to any contract losses, conversely, all major agreements have renewed, and new named major contracts have been announced in Q4.

Despite the headwinds in 2022 and a return to normality in Q4 2022, we have seen very favorable market trends in new agreements with major insurance, courts, and legal customers. We have expanded our active trials with courts in the U.S., UK, and AU for our SaaS solutions, helping to resolve the challenges from the post COVID-19 work force and helping to deliver to the courts and parliamentary groups the ability to gain access to draft content in a format that is secure, accurate and in a consumable.

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

In 2022, the expansion of speech-to-text (STT) technologies added additional efficiency and improved the basis of our AI to continue to improve the usability and accuracy of our FirstDraft in all verticals. The strategy to remain engine agnostic enables us to take advantage of improved available technologies and is delivering gross margin improvements. Considering the impact of exchange rates and COVID-19 subsidies, we were still able to improve overall gross margin in 2022 and expect this to further expand in 2023 as we complete the UK and Australia migrations onto NetScribe in 2023.

Key Operating Highlights during the three months and year ended December 31, 2022

•	Total revenue for the three months ended December 31, 2022, was $10,181,580, an increase of $2,667,159 or 35% from $7,514,421 recognized in the comparative period in 2021. Total revenue for the year ended December 31, 2022, was $45,843,929, an increase of $14,797,117 or 48% from $31,046,812 recognized in the comparative period in 2021.
•	Gross margin for the three months ended December 31, 2022, was $4,765,267 representing 46.8% of revenue versus 43.7% of revenue in the comparative period in 2021. Gross margin for the year ended December 31, 2022, was $21,925,703 representing 47.8% of revenue versus 48.1% of revenue in the comparative period in 2021. Excluding COVID-19 wage subsidies, Gross Margin for the year ended December 31, 2022, would be 47.5% vs. 45.9% in the comparative period in 2021.
•	Net loss for the three months ended December 31, 2022, was $2,168,022 a decrease of $1,485,771 or 41% from a net loss of $3,653,793 recognized in the comparative period in 2021. Net loss for the year ended December 31, 2022, was $8,706,015, a decrease of $10,972,734 or 56% from a net loss of $19,678,749 recognized in the comparative period in 2021.
•	Adjusted EBITDA[3], for the three months ended December 31, 2022, was a deficit of $1,196,294, a decrease of $642,163, from an Adjusted EBITDA deficit of $1,838,458 recognized in the comparative period in 2021. The improvement in Adjusted EBITDA was primarily due to increased gross profit resulting from increased revenue versus comparative period 2021 which included a full quarter of Auscript results in comparison to only 18 days in Q4 2021. Also, the improved Adjusted EBITDA is due to lower research and development expenses primarily due to lower project costs, lower D&O insurance, and audit fees than comparative period 2021. The improvement in Adjusted EBITDA deficit is partially offset by increased in selling and administrative expenses related to the Auscript acquisition.
•	Adjusted EBITDA[3], for the year ended December 31, 2022, was a deficit of $3,414,786, a decrease of $1,541,507, from an Adjusted EBITDA deficit of $4,956,293 recognized in the comparative period in 2021. The improvement in Adjusted EBITDA for the year ended December 31, 2022, was primarily due to increased gross profit resulting from increased revenue versus comparative period 2021. Also, comparative period 2021 includes approximately $3.0M in one-time professional services fees related to Nasdaq listing and D&O insurance, SEC registration, and M&A activity. The decrease in Adjusted EBITDA deficit was partially offset by higher selling and administrative expenses related to Q4 2021 acquisitions and incremental increase in cloud services expenses related to supporting the expansion of our infrastructure. In addition, the year ended December 31, 2022, included $224,812 reduction in expenses related to COVID-19 wage subsidies versus $1,661,812 recorded in the comparative period in 2021.

[1] Annual Recurring Revenue is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[2] Bookings is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[3] Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, loss on extinguishment of debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of PPE, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2022, and 2021:

Unaudited

	Three months ended December 31		Period over Period Change		Year ended December 31		Period over Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	10,181,580	7,514,421	2,667,159	35	45,843,929	31,046,812	14,797,117	48
Cost of sales	5,416,313	4,232,474	1,183,839	28	23,918,226	16,123,853	7,794,373	48
Gross profit	4,765,267	3,281,947	1,483,320	45	21,925,703	14,922,959	7,002,744	47
	46.8%	43.7%			47.8%	48.1%
Expenses
Selling and administrative expenses	5,897,545	5,111,108	786,437	15	24,526,303	19,119,713	5,406,590	28
Research and development expenses	91,824	274,889	(183,065)	(67)	734,115	1,092,108	(357,993)	(33)
Loss (Gain) on contingent consideration	(27,808)	(265,592)	237,784	(90)	80,071	(332,569)	412,640	(124)
Stock-based compensation	605,343	862,283	(256,940)	(30)	2,779,312	8,495,189	(5,715,877)	(67)
Depreciation	146,766	67,707	79,059	117	579,249	257,099	322,150	125
Amortization	2,289,819	1,102,465	1,187,354	108	5,508,954	4,384,502	1,124,452	26
Interest expense	236,885	334,489	(97,604)	(29)	1,052,618	1,331,100	(278,482)	(21)
Accretion and other financing costs	475,598	211,136	264,462	125	1,231,194	967,106	264,088	27
Loss on extinguishment of debt	-	-	-	100	747,865	-	747,865	100
Gain on revaluation of options	(447,737)	(526,081)	78,344	(15)	(1,511,399)	(1,028,055)	(483,344)	47
Gain on revaluation of RSUs	(104,578)	(123,583)	19,005	(15)	(550,260)	(242,595)	(307,665)	127
Gain on revaluation of the derivative warrant liability	(730,491)	(604,681)	(125,810)	21	(4,255,017)	(1,368,180)	(2,886,837)	211
Restructuring Costs	19,385	37,378	(17,992)	(48)	323,075	432,702	(109,627)	(25)
Impairment of PPE	15,246	-	15,246	100	15,246	-	15,246	100
Business acquisition costs	14,516	356,410	(341,895)	(96)	433,372	539,734	(106,362)	(20)
Other income	(392)	(1,483)	1,091	(74)	(1,291)	(12,003)	10,712	(89)
Foreign exchange (gain) loss	(1,049,277)	99,382	(1,148,659)	1,156	(452,068)	22,130	(474,198)	(2,143)
Loss before income taxes	(2,667,377)	(3,653,880)	986,503	27	(9,315,636)	(18,735,022)	9,419,386	50
Current income tax recovery (expense)	180,071	(40,329)	220,400	(547)	105,256	875	104,381	11,929
Deferred income tax recovery (expense)	319,284	40,416	278,868	690	504,365	(944,602)	1,448,967	(153)
Income tax recovery (expense)	499,355	87	499,268	(573,871)	609,621	(943,727)	1,553,348	165
Net Loss	(2,168,022)	(3,653,793)	1,485,771	41	(8,706,015)	(19,678,749)	10,972,734	56
Adjusted EBITDA (3)	(1,196,294)	(1,838,458)	642,163	35	(3,414,786)	(4,956,293)	1,541,507	31

Weighted average number of common shares outstanding
Basic	34,003,334	29,880,185			31,648,001	26,448,594
Diluted	34,003,334	29,880,185			31,648,001	26,448,594
Net income (loss) per share
Basic	(0.06)	(0.12)			(0.28)	(0.74)
Diluted	(0.06)	(0.12)			(0.28)	(0.74)

3Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, loss on extinguishment of debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of PPE, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Comparison of the three months and year ended December 31, 2022, and 2021

Revenue

Total revenue for the three months ended December 31, 2022, was $10,181,580, an increase of $2,667,159, or 35%, from $7,514,421 recognized in the comparative period in 2021. The increase in revenue for the three months ended December 31, 2022 was primarily due to revenue generated from Q4 2021 acquisitions. Our revenue was impacted negatively by approximately $0.3M due to the weakening Australia and UK currencies in comparison to the USD.

Total revenue for the year ended December 31, 2022, was $45,843,929 an increase of $14,797,117, or 48%, from $31,046,812 recognized in the comparative period in 2021. The increase in revenue for the year ended December 31, 2022, was primarily due to revenue generated from Q4 2021 acquisitions which were partially offset by lower organic technology service revenue generated from Insurance, Criminal Justice, and lower technology sales versus the comparative period 2021.

The foreign exchange impact for the year ended December 31, 2022 resulted in a reduction in revenue of $0.9M.

Cost of Sales

Cost of Sales for the three months ended December 31, 2022, increased by $1,183,839, or 28%, to $5,416,313, from $4,232,474 for the comparative period in 2021. Cost of Sales for the year ended December 31, 2022, increased by $7,794,373, or 48%, to $23,918,226 from $16,123,853 for the comparative period in 2021.

The increase in Cost of Sales for the three months and year ended December 31, 2022, is primarily due to Cost of Sales related to Q421 acquisitions which were partially offset by productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce. Our Cost of Sales for the three months and year ended December 31, 2022 was impacted positively by approximately $0.2M and $0.6M respectively due to weakening Australia and UK currencies in comparison to the USD.

We continued to utilize our global labor force which provides scale and real-time capacity, lower costs and 24-hour production. This stimulated gross margin improvements that began in Q4 2021.

During the year ended December 31, 2022, the Company received and recorded in cost of sales $129,247 of COVID-19 wage subsidies vs. $673,281 in the comparative period in 2021.

Gross Profit

Gross Profit for the three months ended December 31, 2022, increased by $1,483,320 or 45%, to $4,765,267, from $3,281,947, for the comparative period in 2021. Gross Profit Margin for the three months ended December 31, 2022 represented 46.8% of revenue versus 43.7% of revenue in the comparative period in 2021. The increase in Gross Profit for the three months ended December 31, 2022, is primarily due to Q4 2021 acquisitions, higher technology sales than comparative period 2021 and productivity gains achieved through NetScribe, powered by aiAssist, and our continued expanded use of our global workforce. Our Gross Profit for the three months ended December 31, 2022 was impacted negatively by approximately $0.1M due to the weakening Australia and UK currencies in comparison to the USD.

Gross Profit for the year ended December 31, 2022, increased by $7,002,744, or 47%, to $21,925,703, from $14,922,959, for the comparative period in 2021. The increase in Gross Profit for the year ended December 31, 2022, is primarily due to Q4 2021 acquisitions and productivity gains, partially offset by lower technology revenue vs. the comparative period in 2021. In addition, the comparative period in 2021 includes $673,281 in COVID-19 wage subsidies vs. $129,247 in the year ended December 31, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the year ended December 31, 2022, would be 47.5% vs. 45.9% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and lower labour costs due to continued expanded use of our global workforce. Our Gross Profit for the year ended December 31, 2022 was impacted negatively by approximately $0.3M due to the weakening Australia and UK currencies in comparison to the USD.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended December 31, 2022, increased by $786,437, or 15%, to $5,897,545, from $5,111,108, for the comparative period in 2021. The increase for the three months ended December 31, 2022, is primarily due to selling and administrative expenses for Q4 2021 acquisitions, partially offset by lower D&O insurance and audit fees.

Selling and Administrative Expenses for the year ended December 31, 2022, increased by $5,406,590, or 28%, to $24,526,303, from $19,119,713, for the comparative period in 2021. The increase for the year ended December 31, 2022, includes Selling and Administrative Expenses related to Q4 2021 acquisitions, and incremental costs associated with cloud services of approximately $800,000 to support expansion of our infrastructure. The increase in selling and administrative expenses was partially offset by approximately $3,000,000 in one-time professional service fees reported in comparative period 2021 relating to capital raise, Nasdaq listing fees and M&A activity. In addition, the year ended December 31, 2022, included $95,565 recorded in selling and administrative expenses for COVID-19 wage subsidies versus $988,531 in the comparative period in 2021.

Research and Development Expenses

Research and Development Expenses for the three months ended December 31, 2022, decreased by $183,065, or 67%, to $91,824, from $274,889, for the comparative period in 2021. The decrease in Research and Development Expenses for the three months ended December 31, 2022, is primarily due to lower project costs than the comparative period in 2021.

Research and Development Expenses for the year ended December 31, 2022, decreased by $357,993, or 33%, to $734,115, from $1,092,108, for the comparative period in 2021. The decrease in Research and Development Expenses for the year ended December 31, 2022, is primarily due to lower project costs than the comparative period in 2021.

Loss (Gain) on Contingent Consideration

For the three months ended December 31, 2022, Contingent Consideration changed by $237,784, from a gain of $265,592 recognized in the comparative period in 2021 to a gain of $27,808. For the year ended December 31, 2022, Contingent Consideration changed by $412,640, from a gain of $332,569, recognized in the comparative period in 2021 to a loss of $80,071. The change for the three and year ended December 31, 2022, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of revised forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. In addition, the prior year gain on contingent consideration related to the earnout of the ASC acquisition which was settled in Q4 2021. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the three months ended December 31, 2022, Stock Based Compensation decreased by $256,940 to $605,343 from $862,283, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 250,000 options, and 125,000 RSUs granted during the three months ended December 31, 2022 compared to 319,374 stock options and 424,489 RSUs granted for the three months ended December 31, 2021. In addition, the 2022 RSUs and stock options were recorded at lower fair value due to lower share price at time of grant.

For the year ended December 31, 2022, Stock Based Compensation decreased by $5,715,877 to $2,779,312 from $8,495,189, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 805,947 options, 803,463 RSUs and 195,000 PSUs granted during the year ended December 31, 2022 compared to 1,115,086 stock options and 1,023,378 RSUs granted for the year ended December 31, 2021. In addition, the 2022 RSUs, PSUs and stock options were recorded at lower fair value due to lower share price.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Depreciation

For the three months ended December 31, 2022, Depreciation increased by $79,059, to $146,766 from $67,707 recognized in the comparative period in 2021. For the year ended December 31, 2022, depreciation increased by $322,150, to $579,249, from $257,099 recognized in the comparative period in 2021. The increase in depreciation for the three months and year ended December 31, 2022, is due primarily to the addition of right of use assets acquired with Q4 2021 acquisitions and capital assets purchased during the period.

Amortization

For the three months ended December 31, 2022, Amortization increased by $1,187,354, to $2,289,819, from $1,102,465 recognized in the comparative period in 2021. For the year ended December 31, 2022, Amortization increased by $1,124,452, to $5,508,954, from $4,384,502 recognized in the comparative period in 2021. The increase in amortization for the three months and year ended December 31, 2022, is mainly attributable to the amortization of intangible assets related to Q4 2021 acquisitions and accelerated amortization recorded on VIQ legacy brands. The increase in amortization is partially offset by the reduction in amortization of capitalized internally generated intangible assets due to the timing of projects partially offset by amortization of intangible assets related to Q4 2021 acquisitions.

Interest Expense

For the three months ended December 31, 2022, Interest Expense decreased by $94,604, to $236,885, from $334,489 recognized in the comparative period in 2021. For the year ended December 31, 2022, Interest Expense decreased by $278,482, to $1,052,618, from $1,331,100 recognized in the comparative period in 2021. The decrease in Interest Expense for the three months and year ended December 31, 2022, is primarily due to $4,005,768 principal repayment on long term debt, which occurred in Q1 2022.

Accretion and Other Financing Costs

For the three months ended December 31, 2022, Accretion and Other Financing Costs increased by $264,462, to $475,598, from $211,136 recognized in the comparative period in 2021. For the year ended December 31, 2022, Accretion and Other Financing Costs increased by $264,088 to $1,231,194 from $967,106 recognized in the comparative period in 2021. The increase in Accretion and Other Financing Costs for the three months and year ended December 31, 2022 is primarily due to incremental amendment fees incurred on debt financing partially offset by extinguishment of debt.

Loss on Extinguishment of Debt

On July 14, 2022, the Company amended the terms of the debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”). The amendment resulted in the terms of the Crown Debt Facility being substantially modified, as such the transaction is accounted for as an extinguishment of the old debt. The Company recognized a loss on extinguishment of debt of $747,865 for the year ended December 31,2022 and the new debt was recognized at a fair value of $7,706,896.

Gain on Revaluation of Options

For the three months ended December 31, 2022, Gain on Revaluation of Options decreased by $78,344, to $447,737, from $526,081 recognized in the comparative period in 2021. The decrease is due to the forfeiture of options that were cash-settled options which resulted in no gain on revaluation of options being required for the current quarter.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

For the year ended December 31, 2022, Gain on Revaluation of Options increased by $483,344, to $1,511,399, from $1,028,055 recognized in the comparative period in 2021. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in stock price from the date of initial measurement compared to the re-measurement and the forfeiture of these options.

Gain on Revaluation of RSUs

For the three months ended December 31, 2022, Gain on Revaluation of RSUs decreased by $19,005 to $104,578, from $123,583 recognized in the comparative period in 2021. This increase is due to the revaluation of RSUs recorded under share-based payment liability which the share price declined during the three months ended December 31, 2022 was less than the comparative period.

For the year ended December 31, 2022, Gain on Revaluation of RSUs increased by $307,665, to $550,260, from $242,595 recognized in the comparative period in 2021. This decrease is due to the revaluation of RSUs recorded under share-based payment liability and due to the larger decrease in share price compared to the comparative year.

Gain on Revaluation of Derivative Warrant Liability

For the three months ended December 31, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $125,810, to $730,491, from $604,681 recognized in the comparative period in 2021. For the year ended December 31, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $2,886,837, to $4,255,017, from $1,368,180 recognized in the comparative period in 2021. The Gain on Revaluation of Derivative Warrant Liability for the three months and year ended December 31, 2022 is due to a decrease in share price on an increased number of warrants which results in a gain recognized.

Restructuring Costs

For the three months ended December 31, 2022, Restructuring Costs decreased by $17,992, to $19,385, from $37,378 recognized in the comparative period in 2021. For the year ended December 31, 2022, Restructuring Costs decreased by $109,627, to $323,075, from $432,702 recognized in the comparative period in 2021. The decrease in Restructuring Costs for the three months and year ended December 31, 2022 is due to lower organizational restructuring costs.

Impairment of PPE

For the three months and year ended December 31, 2022, impairment of PPE increased by $15,246, recognized due to write-off of capitalized software that is no longer in use.

Business Acquisition Costs

For the three months ended December 31, 2022, Business Acquisition costs decreased by $341,895, to $14,516, from $356,410 recognized in the comparative period in 2021. For the year ended December 31, 2022, Business Acquisition costs decreased by $106,362, to $433,372, from $539,734 recognized in the comparative period in 2021. The decrease in Business Acquisition Costs for the three months and year ended December 31, 2022, is primarily due lower business acquisition costs incurred than comparative period 2021.

Other Income

For the three months ended December 31, 2022, Other Income decreased by $1,091, to $392, from $1,483 recognized in the comparative period in 2021. For the year ended December 31, 2022, Other Income decreased by $10,712, to $1,291, from $12,003 recognized in the comparative period in 2021. The decrease in Other Income for the three months and year ended December 31, 2022, is due to lower interest earned on term deposits.

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Foreign Exchange (Gain) Loss

For the three months ended December 31, 2022, Foreign Exchange increased by $1,148,659 from a loss of $99,382 recognized in the comparative period in 2021 to a gain of $1,049,277. For the year ended December 31, 2022, Foreign Exchange Gain increased by $474,198, from a loss of $22,130 recognized in the comparative period in 2021 to a gain of $452,068. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended December 31, 2022, Income tax recovery, increased by $573,871 to a tax recovery of $499,355, from a tax recovery of $87 in the comparative period in 2021. For the year ended December 31, 2022, Income tax recovery, increased by $1,553,348 to a tax recovery of $609,621, from a tax expense of $943,727 in the comparative period in 2021. The increase for the three months ended December 31, 2022 is mainly due to set up of deferred tax assets for tax losses for Australian subsidiaries The increase for the year ended December 31, 2022, is primarily due to the recording of a valuation allowance on deferred tax asset recorded for our U.S. entities in 2021 based on forecasted profitability and taxable profit recognized for our Australian subsidiaries.

Net Loss and Earnings Per Share

Net loss for the three months ended December 31, 2022, was $2,168,022 compared to net loss of $3,653,793, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.06 in the three months ended December 31, 2022, compared to a net loss per weighted average share of $0.12 for the comparative period in 2021. Net loss for the year ended December 31, 2022, was $8,706,015 compared to a net loss of $19,678,749, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.28 in the year ended December 31, 2022, compared to a net loss per weighted average share of $0.74 for the comparative period in 2021.

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended December 31, 2022. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company’s future performance.

	(unaudited)
	Dec-22	Sep-22	Jun-22	Mar-22	Dec-21	Sep-21	Jun-21	Mar-21
Revenue	10,181,580	11,785,713	12,351,655	11,524,981	7,514,421	7,086,357	8,191,812	8,254,222

Net income (loss)	(2,168,022)	(1,329,940)	(3,198,138)	(2,009,916)	(3,653,793)	(3,859,505)	(10,498,662)	(1,666,789)

Weighted average number of shares outstanding:
Basic	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151
Diluted	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151

Net income (loss) per share:
Basic	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)
Diluted	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the U.S., Canada, and the UK. It also has a slight impact in the U.S. summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The ARR has decreased to $42.7M from $48.6M reported in the previous year. The decrease in ARR is primarily due to anticipated changes in volume to Criminal Justice vertical and the shift of the Queensland contract, which was fully migrated to the new contract as of Oct 10, 2022. In addition, the ARR was impacted by capacity constraints in quality assurance, as we expand our global capacity and retrain resources. Also, ARR impacted by reduction in demand in Insurance and Criminal Justice verticals and the weakening Australian dollar.

Measure Definition ARR: is the annualized equivalent value of the (i) software support maintenance, (ii) software subscription (iii) SaaS and (iv) technology services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our editing services contracts are volume based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

This measure provides a fair real-time measure of the performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predicable growth to our cash flows. Our total revenue, ARR and bookings allow us to look at the strength of the expansion of our business on a go forward basis.

At December 31, 2022 – Reconciliation of 2022 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2022
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(1,532,468)
Total Annual Recurring Revenue	$42,736,168

At December 31, 2021 – Reconciliation of 2021 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2021
Technology Services	26,676,738
Support & Maintenance	1,772,203
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 – Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 – Dec 13, 2021	10,163,719
Add: Client Adjustments	8,684,589
Total Annual Recurring Revenue	$48,635,210

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, loss on extinguishment debt, gain on revaluation of options, gain on revaluation of RSUs, gain on revaluation of derivative warrant liability, restructuring costs, impairment of PPE, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the recurring operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. The following is a reconciliation of Net Loss the most directly comparable IFRS measure to Adjusted EBITDA, for the three months and year ended December 31, 2022, and 2021:

	Three months ended December 31		Year ended December 31
(Unaudited)	2022	2021	2022	2021
Net Loss	(2,168,022)	(3,653,793)	(8,706,015)	(19,678,749)
Add:
Depreciation	146,766	67,707	579,249	257,099
Amortization	2,289,819	1,102,465	5,508,954	4,384,502
Interest expense	236,885	334,489	1,052,618	1,331,100
Current income tax (recovery) expense	(180,071)	40,329	(105,256)	(875)
Deferred income tax (recovery) expense	(319,284)	(40,416)	(504,365)	944,602
EBITDA	6,093	(2,149,219)	(2,174,815)	(12,762,321)
Accretion and other financing costs	475,598	211,136	1,231,194	967,106
Loss on repayment of long-term debt	-	-	747,865	-
Gain on revaluation of options	(447,737)	(526,081)	(1,511,399)	(1,028,055)
Gain on revaluation of RSUs	(104,578)	(123,583)	(550,260)	(242,595)
Gain on revaluation of the derivative warrant liability	(730,491)	(604,681)	(4,255,017)	(1,368,180)
Impairment of PPE	15,246	-	15,246	-
Restructuring Costs	19,385	37,378	323,075	432,702
Business acquisition financing costs	14,516	356,410	433,372	539,734
Other expense (income)	(392)	(1,483)	(1,291)	(12,003)
Stock-based compensation	605,343	862,283	2,779,312	8,495,189
Foreign exchange (gain) loss	(1,049,277)	99,382	(452,068)	22,130
Adjusted EBITDA	(1,196,294)	(1,838,458)	(3,414,786)	(4,956,293)

Bookings

Measure Definition: We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

(unaudited)

	2022	2021
Bookings	$7,742,112	$5,059,060

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Bookings	$608,245	$1,366,577	$1,114,788

While Q4 2022 Bookings were down when compared to Q4 2021 and Q3 2022 overall Bookings for the year were $2,683,052 or 53% higher than 2021.

Average Technology Services Revenue per Day

Measure Definition: Average Technology Service Revenue per Day is calculated by region based on the total technology services revenue divided by the total billing days during the period. This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK.

(unaudited)

US	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$3,779,778	$4,361,044	$4,136,509
Number of Billing Days	62	63	64
Average Technology Services Revenue per Day	$60,964	$69,223	$64,633

Q4 2022 Average Technology Services Revenue declined when compared to Q3 2022 due to seasonality. When compared to the prior year, the average revenue declined due to capacity constraints in U.S. Legal market and the pivot to FirstDraft services in the U.S. Insurance space where we realized higher margin and lower revenue.

(unaudited)

Australia	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$5,097,095	$2,240,439	$6,263,423
Average Number of Billing Days	55.9	55.6	57.6
Average Technology Services Revenue per Day	$91,182	$40,296	$108,740

Q4 2022 Australia Average Technology Services Revenue decreased when compared to Q4 2021 and Q3 2022 were due to the anticipated reduction in volume tied to the Queensland Contract.

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

(unaudited)

UK	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$262,762	$276,000	$235,043
Number of Billing Days	63	64	60
Average Technology Services Revenue per Day	$4,171	$4,313	$3,917

Q4 2022 UK Average Technology Services Revenue increased when compared to the previous quarter. The increase is related to the recovery of economic conditions in the courts and more billing days in the quarter.

(unaudited)

Consolidated	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$9,139,635	$6,877,482	$10,634,976
Average Number of Billing Days	58.5	60.4	60.0
Average Technology Services Revenue per Day	$156,233	$113,866	$177,250

In Q4 2022 the consolidated Average Technology Services Revenue declined when compared to Q3 2022 due to the anticipated reduction in volume from Queensland, negative impact of foreign exchange rates in Australia and the UK which weakened against USD, the impact of seasonality and the slow recovery in Insurance and Criminal Justice.

Technology Services Cost of Sales per Minute of Audio

Measure Definition: Technology Services Cost of Sales per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered.

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$9,139,635	$6,877,482	$10,634,976
Cost of Sales	$5,142,583	$4,068,509	$5,893,972
Number of Minutes	4,114,715	3,323,074	4,565,595
Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio	$1.25	$1.22	$1.29

Technology Services Costs per Minute of Audio continue to improve as a result of the efficiency gains from the deployment of NetScribe. However, overall Technology Services Cost of Sales per Minute of Audio is higher as a direct result of the increased volume in Australia which has not been migrated to NetScribe but will commence in the second half of 2023.

Gross Margin for Technology Services

Measure Definition: Gross Margin for Technology Services as reported

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Technology Services Revenue	$9,139,635	$6,877,482	$10,634,976
Cost of Sales	$5,142,583	$4,068,509	$5,893,972
Gross Margin	$3,997,052	$2,808,973	$4,741,004
Gross Margin %	43.7%	40.8%	44.6%

Gross margin % for Technology Services improved year over year however, declined slightly quarter over quarter due to the observation of Thanksgiving and Christmas. Also, the Q4 2022 numbers were impacted negatively by training and onboarding costs associated with preparation for migration to the Queensland contract in Australia.

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Technology Revenue	$1,041,945	$659,799	$1,150,737
Cost of Sales	$273,730	$163,965	$314,556
Gross Margin	$768,215	$495,834	$836,181
Gross Margin %	73.7%	75.1%	72.7%

Quarter over Quarter Gross Margin % for Technology Revenue was favorably impacted by increased VIQ technology sales versus 3rd party technology sales.

Key Performance Indicators

VIQ Solutions monitors several KPIs to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q4 2022	Q4 2021	Q3 2022
Minutes	4,114,715	3,323,074	4,565,595
Pages	2,207,084	1,803,144	2,442,476

Year over year impact largely tied to Australia acquisition. Q4 2022 vs. Q3 2022 was impacted by seasonality.

Productivity

Measure Definition: We define Productivity as the ratio of the time spent working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT.

(unaudited)

Productivity	Q4 2022	Q4 2021	Q3 2022
OpenRT	244/3.2	272/3.3	242/3.5

OpenRT was negatively impacted by adoption to NetScribe technology from migrations in the UK and new contractors hired globally to train for new services contracts to commence in Q4 2022.

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

(unaudited)

Active Clients	Q4 2022	Q4 2021	Q3 2022
Technology	73	52	70
Technology Services	4,220	2,541	4,085
Total	4,293	2,593	4,155

Technology Services Active Clients increase highlights the growth of net new clients globally.

Net Promoter Score

Measure Definition: The Net Promoter Score (“NPS”) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Net Promoter Score	92	78	86

The NPS shows a high probability that customers are secure and likely to recommend VIQ.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist.

(unaudited)

	Q4 2022	Q4 2021	Q3 2022
Number of Minutes of Content Processed on aiAssist	1,554,194	1,271,162	1,600,039

Utilization of AI continues to grow as a percentage of revenue in markets where NetScribe has been adopted.

Management Discussion & Analysis	Page 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Liquidity

As of December 31, 2022, we held cash of $1,657,571 as compared to $10,583,534 as of December 31, 2021.

On January 13, 2023, the Company entered into a senior debt facility with Beedie Investments Ltd. (“Beedie”), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches. See Subsequent Events section for details.

We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due for at least the next 12 months.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

(Unaudited)	Year ended December 31,
	2022	2021
Cash provided by (used in) operating activities	(2,335,876)	(8,238,407)
Cash used in investing activities	(4,104,065)	(14,440,714)
Cash provided by (used in) financing activities	(2,373,816)	16,521,996
Net increase (decrease) in cash for the year	(8,813,757)	(6,157,125)
Cash, beginning of period	10,583,534	16,835,671

Effect of foreign exchange	(112,206)	(95,012)

Cash, end of period	1,657,571	10,583,534

Cash Provided by (used in) Operating Activities

We utilized cash of $2,335,876 in operating activities for the year ended December 31, 2022. This resulted from $8,706,015 in net loss plus $4,975,042 of non-cash adjustments and $1,395,097 attributable to movements in working capital with changes primarily arising from an increase in accounts receivable, accounts payable, contract liabilities which was offset with a decrease in inventories and prepaid expenses.

Cash Provided by (used in) Investing Activities

For the year ended December 31, 2022, cash used in investing activities was $4,104,065 which consisted of purchase of property and equipment of $1,202,489 development costs related to internally generated intangible assets of $1,828,983, business acquisition cost of $298,927 related to the Auscript acquisition and settlement of final working capital, a deferred consideration and earnout payout for WordZ and Auscript of $539,380 and change in restricted cash of $234,286.

Cash Provided by (used in) Financing Activities

Cash used by Financing Activities for the year ended December 31, 2022, was $2,373,816, which consisted of $4,053,476 of cash provided by issuance of common shares net of issuance costs, cash used in repayment of debt of $4,761,890 payment of amendment fees on debt of $239,880, repayment of lease obligations of $270,795, payment of interest on lease obligations of $114,131, and payment of interest on debt of $1,040,596.

Management Discussion & Analysis	Page 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Debt Covenants

In accordance with our debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”), the Company is required to maintain quarterly (i) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid, and capital expenditures divided by debt service for such period and (ii) a Net Debt to EBITDA Ratio less than 3.

On March 30, 2022, the Company signed an amendment related to the Crown Debt Facility that required the Company to pay $4,005,768 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD $300,000). Additional financial covenants were added to the amended Crown Debt Facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022. As at December 31, 2022, the Company was in compliance with these additional financial covenants.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending December 31, 2022 were unchanged. In addition, the Company has agreed to make certain payments to the lender in the event that there is a balance outstanding under the debt facility as at certain periods in time. Such fees, if applicable, are payable in cash or Common Shares, at the Company's sole discretion. During Q4 2022, the Company issued 1,078,901 Common Shares to Crown Capital Funding, LP in connection with these payments. The 1,078,901 Common Shares issued are subject to a statutory hold period of four months plus a day.

Refer to Subsequent Events for Beedie senior debt facility.

Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2022, including commitments relating to leasing contracts:

	2023	2024	2025	Total
Trade and other payables	$5,937,880	$–	$–	$5,937,880
Lease obligations	679,718	496,123	232,461	1,408,302
Crown Debt Facility	7,701,650	–	–	7,701,650
Contingent Consideration - WordZ	236,808	–	–	236,808
WordZ promissory note	432,939	–	–	432,939
HomeTech VTB loan	260,000	20,000	–	280,000
Total	$15,248,995	$516,123	$232,461	$15,997,579

Management Discussion & Analysis	Page 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as to develop new product offerings to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the Company and reinvest the free cash flow of the business to generate more cash.

Other Commitments

Other commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our December 31, 2022, consolidated financial statements was $258,003 in trade and other payables and accrued liabilities. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties for the three and six months ended December 31, 2022.

Management Discussion & Analysis	Page 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2022, and 2021 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the twelve months ended December 31, 2022, from the years presented in our annual financial statements for the years ended December 31, 2021, and 2020.

Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

New accounting pronouncements adopted

We adopted the following accounting amendments that were effective for our annual consolidated financial statements commencing January 1, 2022.

i.	Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

ii.	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

The adoption of these standards did not have a material impact to our financial results and are not expected to have a material impact in the future.

The following new and amended standards did not have a significant impact on the Company’s consolidated financial statements.

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).
•	Annual Improvements to IFRS Standards 2018–2020.
•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

Revenue Recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with clients, net of discounts and sales taxes. The Company reports revenue mainly under eight revenue categories including Technology Services, Software License, Support and Maintenance, Software as a service (“SaaS”), Subscription, Professional Services, Hardware and Other.

Management Discussion & Analysis	Page 23

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Revenue is recognized upon transfer of control of products or services to clients at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with clients may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The accounting for a contract or contracts with a client that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our clients. Technology Service revenue is recognized when the service is delivered to the client. The Company has select clients where a flat rate is charged, and revenue is recognized monthly. The Company has select clients to which a flat rate is charged and revenue is recognized monthly.

Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third - party license software. The Company sells on-premise software licenses on a perpetual basis. On-premise software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated stand-alone selling price (SSP). Revenue from the license of distinct software is recognized at the time that both the right-to-use the software has commenced and the software has been made available to the client.

Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Certain of the Company’s contracts with clients contain provisions that require the client to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for client support on software products post-delivery.

Revenue from SAAS arrangements, which allow clients to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance, is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training, and ongoing services associated with our software products and technology services.

Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed.

Hardware revenue includes the resale of third-party hardware that forms part of the overall client solutions. Hardware revenue is recognized when the goods are shipped and received by the client.

Business Combinations

IFRS 3, Business Combinations, requires business combinations to be accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non- controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Management Discussion & Analysis	Page 24

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Group’s Cash Generating Units (“CGU”) s that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Acquired Intangible Assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises the purchase price plus any directly attributable costs of preparing the asset for its intended use.

The Company’s acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. The Company uses the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings Method (“MEEM”) to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

Acquired technology	5 years
Customer relationships	4.8–13 years
Brands	1–2 years
Non-compete agreements	Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to an impairment test as described below. The Company’s internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed.

Management Discussion & Analysis	Page 25

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Estimate of contingent consideration

We measure the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and our assessment of the likelihood of each outcome.

Accounting for Income Taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2022, 2-22 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15I and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

Management Discussion & Analysis	Page 26

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s audited financial statements for the years ended December 31, 2022 and 2021, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

•	the Company did not have sufficient resources, including contractors, in place throughout the reporting period with the appropriate training and knowledge of internal controls to monitor the design, implementation and operating effectiveness of internal control over financial reporting;
•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;
•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, financial instruments, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and
•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2022.

Management Discussion & Analysis	Page 27

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended December 31, 2022 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed annual report on Form 20-F filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our common shares (the “Common Shares”) to decline. If any of the noted risks actually occur, our business may be harmed, and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Common Shares could decline, and shareholders may lose all or part of their investment.

Disclosure of Outstanding Share Data

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at March 30, 2023 there were (i) 34,649,697 Common Shares issued and outstanding, (ii) 97,850 stock options outstanding with a weighted average exercise price per Common Share of $2.91 CAD expiring between 2023 and 2025 under the Company’s legacy stock option plan (iii) 865,947 stock options outstanding with a weighted average exercise price per Common Share of $1.08 CAD expiring 2031 and 2032 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.29 CAD with no expiry date (v) 821,219 RSUs outstanding expiring 2024 and 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 165,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026(viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027 and (ix) 7,968,750 warrants to purchase Common Shares at an exercise price of $0.26 USD expiring January 16, 2030.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

Management Discussion & Analysis	Page 28

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Under the leadership of the current management team and the Board of Directors, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We use gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the Company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of December 31, 2022, VIQ Diversity Metrics were as follows:

•	Global Employee Gender Diversification for all roles: 57% Women, 43% Men
•	Global Employee Gender Diversification for leadership roles: 58% Women, 42% Men
•	Global Race and Ethnicity Representation for all roles: 75% White, 20% Asian, 1% Black and 4% Latino
•	Geography where we work: 75% Australia, 12% United States, 2% Canada, 4% India, 3% Mexico, 2% United Kingdom and Philippines 2%
•	Brick & Mortar: Six physical Offices in three Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs can be most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes that were made at the Board of Directors level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2023.

Subsequent events

On January 13, 2023, the Company entered a entered into a senior debt facility with Beedie Investments Ltd. ("Beedie"), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches (“Standby Facility”). The amount outstanding under the Loan will bear interest at 12.5% per annum, comprised of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest will be charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee will be charged monthly at a rate of 1.5% per annum on the undrawn amount of the Standby Facility. The Company paid a commitment fee of 1.5% of the Loan. The Lender has also been granted a board observer right. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on January 13, 2027.

Management Discussion & Analysis	Page 29

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2022

On initiation of the Beedie Loan on January 13, 2023, 7,968,750 common share purchase warrants were issued to Beedie. Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance. The subsequent warrants will expire seven years from the date of issuance.

Under the Loan, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA, and maximum total secured debt leverage ratio.

On January 13, 2023, the Company utilized the proceeds of the initial advance to fully repay the loan with Crown Capital Funding Partner in the amount of $7,805,497.

Management Discussion & Analysis	Page 30